     As filed with the Securities and Exchange Commission on October 16, 2002

                                FILE NO. 70-9897

                     (Request to Modify Financing Authority)

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         POST-EFFECTIVE AMENDMENT NO. 7

                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     Allegheny Energy Supply Company, LLC
                               4350 Northern Pike
                           Monroeville, PA 15146-2841

                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                       this Application / Declaration to:

         Thomas K. Henderson, Esq.                   Debra J. Schnebel
         Vice President and General Counsel          Jones, Day, Reavis & Pogue
         Allegheny Energy, Inc.                      77 West Wacker
         10435 Downsville Pike                       Chicago, IL  60601
         Hagerstown, MD 21740

     Allegheny Energy, Inc., ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"), a registered holding company and public utility subsidiary company of Allegheny (collectively, the "Applicants"), filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in this file on June 12, 2001, as amended by pre-effective amendments filed on November 29, 2001 and December 31, 2001, and post-effective amendments filed on February 15, 2002, March 11, 2002, March 28, 2002, April 17, 2002 and May 7, 2002 (as so amended, the "Original Financing U-1"). In Post-Effective Amendment No. 6, Applicants provided additional information regarding the financing transactions over which the Commission reserved jurisdiction in its order in this matter issued on December 31, 2001 (Holding Co. Act Release No. 27486), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (collectively, the "Financing Order"). This Post-Effective Amendment No. 7 amends and restates Post-Effective Amendment No. 6, except it does not replace exhibits previously filed. Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

A.       Requested Authorization.

         The Financing Order authorized Allegheny and AE Supply to issue and sell an aggregate principal amount of up to $4 billion of short-term and/or long-term debt at any time outstanding (the "Financing Limit"). As of September 30, 2002, the Applicants had issued and outstanding approximately $600 million of short-term and long-term debt pursuant to the authorization granted in the Financing Order, and subject to the Financing Limit.(1) In the Original Financing U-1, Allegheny and AE Supply committed that the debt issued by them pursuant to such authorization would be on an unsecured basis. In the Financing Order, the Commission reserved jurisdiction over the request that the Applicants be authorized to issue any debt secured by the assets of the issuer. The Applicants request that the Commission release jurisdiction over the matter of the issuance and sale by AE Supply of secured debt as and to the extent described herein.

         AE Supply seeks authorization pursuant to Sections 6(a)and 7 of the Act to issue and sell during the Authorization Period up to $2.0 billion of short-term and/or long-term debt at any time outstanding, secured by the assets described in Exhibit Q hereto, which constitute substantially all of the assets of AE Supply, including its utility assets and securities of public utility companies and other companies held by it, and all or substantially all of the assets of its subsidiaries, in each case to the extent permitted by and consistent with contractual restrictions and applicable law (the "AES Collateral"). The proceeds of such issuances will be used to (i) refinance existing indebtedness of AE Supply, (ii) finance the business of AE Supply and its subsidiaries and (iii) fund the payment of dividends to Allegheny as and to the extent permitted under the Act or pursuant to Commission order (2). The authority herein requested is

--------
(1) As of the date hereof, Allegheny had $635 million of short-term debt and long-term debt outstanding and AE Supply had approximately $2,641.5 million of short-term debt and long-term debt outstanding, including debt of majority-owned subsidiary Allegheny Generating Company. Of these amounts, approximately $600 million of debt was issued pursuant to the authorization granted in the Financing Order, and subject to the Financing Limit. In addition, for a discussion of certain lease transactions, reference is made to Applicants' respective Annual Reports on Form 10-K for the year ended December 31, 2001, as amended.

(2) Applicants agree that if the amount of dividends to be declared and/or paid by AE Supply exceeds the retained earnings of AE Supply, AE Supply will not declare or pay any dividends out of capital or unearned surplus without further authorization of the Commission.

required by the Applicants to meet their short-term liquidity needs, including payment of obligations arising in the operation of their businesses and the refinancing of borrowings.

         The Applicants also request that for the period through December 31, 2003 the financing parameters set forth in the Financing Order be revised to the extent applicable to the issuance of secured debt by AE Supply as follows:

         (i) the common stock equity of Allegheny, on a consolidated basis, will not fall below 28% of its total capitalization; and the common stock equity (3) of AE Supply, on a consolidated basis, will not fall below 20% of its total capitalization;

         (ii) the effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, provided that in no event will the interest rate on any such secured debt exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank;

         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuance expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

         (iv) the maturity of long-term debt will be not less than one year and will not exceed thirty years; and

         (v) short-term debt will have a maturity of not less than one day and not more than 364 days.

         Applicants further request that the authorization for AE Supply to issue secured debt as described herein not be subject to the requirement that Allegheny and/or AE Supply maintain a common stock equity ratio above 30%, or above the levels stated above. Rather, Applicants request that such authorization remain effective without regard to the common stock equity levels of Allegheny and/or AE Supply. The Applicants request that the Commission reserve jurisdiction over the common stock equity ratio level to be maintained by Allegheny and AE Supply as a condition to the authorization for AE Supply to issue secured debt as described herein below the levels set forth above.

         Applicants request authorization to issue secured debt at an interest rate in excess of an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank. The Applicants request that the Commission reserve jurisdiction over the interest rate to be applicable to any secured debt to be issued pursuant to this authorization.

         The Applicants commit to file in a timely manner an application with the Commission if, or to the extent that, the Applicants will seek relief from the requirement that they maintain a common stock equity ratio of at least 30% after December 31, 2003.

         As of September 30, 2002, AE Supply had approximately $900 million (including letters of credit) outstanding under three existing credit facilities and Allegheny had other bank borrowings aggregating $335 million outstanding. Applicants anticipate that up to $1,235 million of the proceeds of the proposed secured debt will be used to refinance indebtedness outstanding under such existing credit facilities and other borrowings. Applicants propose that

--------
         (3) Since AE Supply is a limited liability company, "common stock equity" means for this purpose the membership interests of AE Supply.

the proceeds of any additional secured debt will be used to meet the liquidity requirements of the Applicants and their subsidiaries.

         As referenced above and subject to the conditions described above, the interest rates, fees and expenses will not exceed competitive market rates for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

B.       Background.

         Allegheny's primary operating subsidiaries consist of its three state-regulated public utilities - West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison") and Monongahela Power Company ("Monongahela Power") (collectively, "Allegheny Power"), and AE Supply. Allegheny Power provides electric and natural gas service to about three million people in Maryland, Ohio, Pennsylvania, Virginia and West Virginia. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia and Pennsylvania, Potomac Edison and West Penn transferred generating assets which totaled approximately 6,900 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

         The Allegheny system entered the merchant trading business with the purchase of a 276 MW generating unit located at Fort Martin Power Station in West Virginia, which was subsequently transferred to AE Supply. Beginning in 2000, the Allegheny system significantly expanded its merchant power business. In May 2001, AE Supply acquired three natural gas-fired generating facilities with total capacity of 1,710 MW in Illinois, Indiana and Tennessee (Midwest), for a purchase price of approximately $1.1 billion. In addition, AE Supply has acquired, constructed or obtained contractual control over 569 MW of capacity. Two generating plants totaling 1,080 MW of capacity are currently under construction.

         Also, in 2001, AE Supply acquired Global Energy Markets, the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc. The acquired business included a long-term contractual right to call up to 1,000 MW of generating capacity in southern California. The acquisition provided AE Supply with expanded expertise in wholesale marketing, energy trading, fuel procurement, market analysis and risk management.

         In light of the unusually high prices and volatility in the electricity and natural gas markets at the time, AE Supply implemented a hedging strategy shortly after acquiring the energy trading business. In that regard, AE Supply entered into a power purchase agreement with the California Department of Water Resources (CDWR). In 2002, in response to concern over the cost of natural gas and the prices for electricity in California, AE Supply entered into a series of forward purchases of electricity to hedge its risks. The prices paid for these forward purchases exceeded the contractual price of the CDWR contract. As a result, the CDWR contract and related forward purchase hedges have negatively affected AE Supply's cash flows since March 2001. While this hedging strategy will result in short-term cash outflows through 2002, the total projected cash flows related to the CDWR contract remain significantly positive over the life of that contract.

         The entry of AE Supply into the merchant power business was a reasonable business decision given the dynamics of the energy markets at the time. The states were deregulating the electric industry, and it was generally anticipated that merchant power producers would be valued higher in the market place than traditional generators. Allegheny, at the forefront of state-implemented retail competition, with deregulation presently in four of the five states served by Allegheny Power, was well-positioned to benefit from deregulation in other states. Now, in difficult market conditions, AE Supply's merchant power business is creating stress on its financial performance.

         The merchant power business has suffered a number of setbacks. Some markets, most notably California, have experienced interruptions of supply and price volatility. Merchant trading was negatively affected by the bankruptcy filing by Enron. These events have caused state deregulation to be delayed, discontinued and/or reversed. As a result, the demand for merchant power has not developed as expected. Additional capacity, coupled with lower than expected loads and a relatively weak economy, have led to reduced wholesale prices in several regional markets in which AE Supply owns, operates or contractually controls generation assets.

         With the changed market environment AE Supply is refocusing on its fundamental delivery and supply businesses.

         Allegheny has decided to reduce reliance on the wholesale energy trading business and to refocus on fundamental strengths and core assets - - delivering energy to native load customers and operating Allegheny's low-cost fleet of legacy generating assets. In pursuit of this strategy, Allegheny will also reduce reliance on energy-marketing and trading, by concentrating on reducing risk, optimizing its generating facilities and prudently managing the energy marketing and trading portfolio. These activities are more appropriately aligned with Allegheny's existing portfolio of physical assets.

         The trading activities of AE Supply are being re-directed. AE Supply will trade around its generating assets in regions and markets where it has a generating presence and will enter into new trades that lock-in value and/or produce or enhance the value of its generating fleet and existing trading portfolio as it matures.

         For the six months ended June 30, 2002, Allegheny had consolidated income before cumulative effect of accounting change of approximately $69 million. Allegheny's results primarily reflect weak wholesale energy markets nationwide, reduced economic activity and unplanned generator outages. As a result of the current low wholesale market price, low volatility and excess capacity environment, the Midwest peaking units purchased by AE Supply in 2001 lost approximately $34 million in the first six months of 2002. In addition, a dramatic reduction in market liquidity has significantly impacted trading and origination opportunities. More specifically, hedging transactions relating to the CDWR contract created negative cash flows in 2001 and 2002. In the first six months of 2002, AE Supply suffered trading losses of approximately $29 million. AE Supply also suffered higher than normal unplanned outages at its generating facilities. These outages resulted in lower net revenues as a result of increased operation expenses, including the purchase of higher priced replacement power, and reduced excess generation available for sale into the wholesale markets. In addition, Allegheny recorded, as of June 30, 2002, an after-tax charge of approximately $28.8 million for cancellation of generation projects and an impairment charge.

         The weakness in the wholesale energy markets is expected to continue into next year. In addition, many of the benefits of Allegheny's long-term strategy will not be realized immediately, but will be realized only over time as the strategy is implemented. As a result, Allegheny's financial forecasts continue to show weak financial performance through 2002. However, as reflected in the financial forecasts for 2003 contained in Exhibit S hereto, Allegheny expects benefit from these actions to be realized during 2003.

         In a move to reduce costs and bolster financial performance, AE Supply has cancelled a number of generation projects. This action will reduce capital expenditures by approximately $700 million over the next several years.

         Allegheny has also undertaken a number of cost-cutting initiatives, including reducing pre-tax operating expenses in 2002 by an estimated $45 million. In addition, in 2002, Allegheny is reducing its workforce by approximately 10% through an early retirement option, normal attrition and selected staff reductions. This action is projected to reduce expenses in 2002 by $5 million, and result in annualized savings of $40 million to $50 million.

         Additionally, in order to increase liquidity, Allegheny is committing that the dividend to be paid by Allegheny in December 2002 and in 2003 will be between 0% and 50% of the current dividend level. No determination has been made by the Board of Directors as to the actual future dividend level within this range. This commitment will result in significant cash savings each quarter.

         Also, to increase liquidity, AE Supply has offered for sale certain of its generation assets. In addition, AE Supply is working with the State of California to settle issues raised by it at the Federal Energy Regulatory Commission with respect to the CDWR contract. AE Supply is also evaluating options to monetize the value of the CDWR contract and related positions.

         Allegheny believes that its underlying businesses remain fundamentally sound. Allegheny and AE Supply believe that they are taking the steps necessary to reduce operating expenses and to reduce the cash requirements of the energy trading business. Further, Applicants project that each of Allegheny and AE Supply will have positive cash flow from operations in 2003. In addition, Applicants project additional cash flow from asset sales by AE Supply. Nevertheless, Applicants have a critical liquidity need in the short-term. The proposed authorization is intended to address this short-term liquidity need.

C.       Secured Debt.

         As a result of the financial developments during 2002, Allegheny and AE Supply do not have sufficient liquidity to satisfy collateral requirements and otherwise satisfy their financial obligations unless they are able to obtain additional sources of credit. Allegheny announced on October 8, 2002 that technical defaults exist under its principal credit agreements and those of its subsidiaries, AE Supply and Allegheny Generating Company, after AE Supply declined to post additional collateral in favor of several trading counterparties. Those counterparties declared AE Supply in default under their respective trading agreements, which triggered cross-default provisions under the credit agreements and other trading agreements. These collateral calls followed the downgrading by Moody's Investors Service of credit ratings of Allegheny and AE Supply below investment grade. Allegheny is in ongoing discussions with its bank lenders, with a view toward obtaining required waivers and additional funding.

         Applicants have explored various options available to them to meet their funding requirements and have been advised by their financial advisor and by prospective lenders that, given current market conditions and the Applicants' financial condition, the Applicants will be required to provide collateral in order to obtain new funds. Thus, Applicants request authority for AE Supply to issue secured debt upon the terms described herein. Such authorization would grant Applicants' access to the capital markets and liquidity that is needed to enable the Applicants to satisfy their respective obligations on reasonable terms and conditions.

         Allegheny's financial advisor, Lazard LLC, has informed Allegheny that it is Lazard's view that, in the absence of flexibility to grant collateral to secure borrowings, Allegheny's current bank group and other lenders will not extend additional credit. However, Lazard has further advised Allegheny that, with the ability to grant collateral, an adequate financing arrangement could be implemented given the inherent value of the collateral and the inherent strength of the Allegheny businesses. Moreover, Lazard has further advised that with such an adequate financing, taken together with the changes to the Allegheny business model discussed herein, Allegheny's position in the marketplace should stabilize. At that point, Lazard has advised that the fundamental strength of the traditional Allegheny businesses should permit access to conventional sources of capital on reasonable terms.

D.       Common Equity Ratio.

         As a result of business developments and steps being taken to address the financial situation at AE Supply, AE Supply may be required to record certain write-downs and other adjustments which would reduce the common equity levels of Allegheny and AE Supply below 30% of total capitalization. Factors that could require such write-downs and adjustments under generally accepted accounting principles include:

         (i)      asset impairments;

         (ii)     losses in connection with asset sales;

         (iii)    project cancellations and cost cutting measures; and

         (iv) trading book revaluations resulting from changes in market conditions, valuation methodology and parameters.

         The timing and amount of any writedowns or adjustments cannot be determined at this time. Any writedowns or adjustments with respect to asset sales are necessarily dependent upon the progress and pricing of potential asset sales. As discussed above, AE Supply is currently marketing several assets for sale. If AE Supply is able to successfully negotiate the sale of all or portion of these assets, AE Supply may be required to record a substantial loss.

         AE Supply is also undertaking an assessment of certain of its assets, including its trading book. AE Supply cannot at this time predict the amount, if any, of the adjustments that may be recorded as a result of this process. However, in accordance with generally accepted accounting principles, AE Supply may be required to record adjustments, which may be material.

         Applicants anticipate that any, or a combination, of the factors requiring the recording of impairment charges or other adjustments could result in the common equity ratio of Allegheny and/or AE Supply falling below 30%. Any such writedown by AE Supply would have a more significant impact at AE Supply than at Allegheny.

         Such actions, however, do not adversely impact the underlying strength of the assets of AE Supply and Allegheny, or the future financial performance of AE Supply and Allegheny. Rather, such writedowns result from the actions being taken by AE Supply and Allegheny to improve their liquidity positions and to address the changes which have occurred, and are occurring, in the merchant power market.

         Thus, Applicants respectfully submit that the relief requested in this Application from the 30% common equity test is reasonable and appropriate under the circumstances.

E.       Reporting Requirements

         Applicants shall file a report with the Commission within two business days after the occurrence of any of the following:

         1. Any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries; and

         2. Any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding or that Allegheny otherwise determines would be of material interest to the Commission.

         The report shall describe all material circumstances giving rise to the event.

F.       Effect on Priority of Supply Indebtedness

         Any borrowings secured by AE Supply's assets will have a priority over AE Supply's unsecured creditors to the extent of those assets. Applicants believe that the value of AE Supply's assets exceed the amount of AE Supply's total indebtedness and other liabilities and that the granting of a security interest in AE Supply's assets to some bank creditors would not prevent the full payment of other creditors of AE Supply. All such creditors would have to be paid in full before value is made available to AE Supply's parent in any bankruptcy or liquidation of AE Supply.

         AE Supply expects to use the authorization requested herein to issue secured indebtedness to, among other things, refinance all or a portion of AE Supply's existing bank borrowings. These total approximately $900 million as of the date hereof. Other indebtedness at AE Supply includes $1,050 million in bonds issued to institutional investors in 2001 and 2002 (the "144A Debt"), $80 million of medium term notes and approximately $347 million of pollution control bonds, substantially all of which benefit from security interests in the pollution control equipment they were used to finance. Substantially all of the pollution control bond debt is guaranteed by either West Penn or Potomac Edison. The indenture pursuant to which the 144A Debt was issued includes a covenant that limits issues of secured indebtedness of AE Supply, but only to the extent that the incurrence of secured indebtedness exceeds 30% of the consolidated assets of AE Supply. Thus, the possibility of the issuance of secured debt was expressly contemplated by the indenture pursuant to which the 144A Debt was issued.

G.       Conclusion.

         Allegheny and AE Supply have been faced with a drastically changing merchant power market. In this environment, Applicants have experienced declining financial performance and tightened liquidity. Applicants believe that the underlying assets remain strong and will provide improved financial performance in the long-term. In the short-term, however, AE Supply will need to obtain additional funds to meet its liquidity needs. As discussed above, the Applicants have been advised that Applicants will be required to provide collateral in order to obtain new funds.

         Also, in order to address the deterioration in the merchant power market and the decline in their financial performance, Applicants have aggressively taken actions to reduce expenses, raise cash and refocus their business. These actions have resulted, and are expected in the future to result, in writedowns of assets and thus negatively impact the Applicants' common equity ratios.

         Applicants have requested authorization to issue secured debt and relief from the 30% common equity ratio through December 31, 2003, as described herein. Applicants cannot at this time provide assurance that it will be in compliance with the 30% common equity test or that it will have successfully refinanced any and all secured debt prior to December 31, 2003. Applicants, however, commit to advise the staff of the Commission as to any developments with respect to implementation of its strategic and financial plan and to make formal application to the Commission in a timely manner if, and to the extent, that Applicants require further authorization from the Commission.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment No. 7 to Application-Declaration are estimated to be $50,000, in addition to the estimate of fees, commissions and expenses set forth in the Original Financing U-1. These estimates of fees do not include the underwriting fees, commissions or other similar remuneration paid in consummating the financings covered hereby.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         A.       General.

         Sections 6(a), 7, 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         It is appropriate and necessary under the circumstances that AE Supply issue secured debt.

         In a long line of orders from 1944 through 1979 (4), the Commission authorized The Potomac Edison Company ("Potomac Edison"), at the time a registered holding company and

-------------------

         (4) The Potomac Edison Company, Holding Co. Act Release No. 5362 (Oct. 20, 1944), Holding Co. Act Release No. 8683 (Nov. 29, 1948), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 13458 (April 30,
1957), Holding Co. Act Release No. 15018 (Feb. 26, 1964), Holding Co. Act Release No. 15442 (Apr. 13, 1966), Holding Co. Act Release No. 16345 (April 15,
1969), Holding Co. Act Release No. 17105 (April 19, 1971), Holding Co. Act Release No. 17761 (Nov. 14, 1972), Holding Co. Act Release No. 18184 electric utility subsidiary company, to issue collateral trust bonds pursuant to a collateral trust indenture. The collateral trust bonds were secured by a first lien on all of the properties and franchises of Potomac Edison, with minor exceptions provided for in the indenture, as well as a pledge of all the securities owned by Potomac Edison of its four electric utility subsidiaries.
As Potomac Edison made additional investments in its subsidiaries by purchasing additional shares of such subsidiaries, such shares were pledged to secure Potomac Edison's obligations on the collateral trust bonds, whether or not such investment was financed with proceeds of an issuance of collateral trust bonds.(5) Proceeds of the collateral trust bonds generally were to be used to finance the construction program of Potomac Edison and its subsidiaries and to repay indebtedness to its parent and to others. Yet, in Holding Co. Act Release No. 17761 (Nov. 14, 1972), the Commission authorized the issuance of
$12,000,000 principal amount of collateral trust bonds, the net proceeds of which were to be used to prepay short-term bank debt, pay at maturity commercial paper, reimburse for expenditures for its construction program and working capital and for other lawful purposes.

         In General Public Utilities Corporation, et al., Holding Co. Act Release No. 21107 (June 19, 1979), the Commission authorized General Public Utilities Corporation ("GPU") and its three electric utility subsidiaries to enter into two loan agreements -- one revolving credit agreement with respect to which all four applicants were borrowers and a term loan agreement pursuant to which GPU was the sole borrower. Pursuant to the revolving credit agreement, GPU, the parent, was authorized to borrow up to $150 million. GPU's term loan, in the amount of $39 million outstanding at such time, had initially been borrowed on an unsecured basis, in order to redeem certain of its debentures then outstanding.(6) GPU sought to amend its term loan, which continued to be a separate obligation of GPU, to conform to the terms of the revolving credit agreement. The Commission authorized GPU to secure its obligations under the revolving credit agreement, under the term loan and in respect of certain guarantees of loans to GPU Service Corporation, by a pledge of the common stock of its electric utility subsidiaries and its service company subsidiary. The electric utilities also secured their obligations under the revolving credit agreement with certain of their respective assets, including first mortgage bonds. The Commission found the proposed borrowings to be "for urgent and necessary cash requirements of applicants' operations as public utility companies, or, in the case of GPU, as the parent". As a result of a major accident at Three Mile Island nuclear generating plant, the members of the GPU system were purchasing large amounts of electric energy to supply the needs of their customers. This financing structure, with secured bank facilities at GPU, as well as its electric utility


-------------------
(continued...)

(Nov. 26, 1973), Holding Co. Act Release No. 18398 (April 29, 1974) and Holding Co. Act Release No. 21212 (September 10, 1979).

         (5) See, for example, Holding Co. Act Release No. 9271 (Aug. 12, 1949), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 10697 (July 26, 1951), Holding Co. Act Release No. 12837 (April 4, 1955),
Holding Co. Act Release No. 13143 (March 29, 1956), Holding Co. Act Release No. 13487 (May 29, 1957), Holding Co. Act Release No. 13759 (May 16, 1958), Holding Co. Act Release No. 14214 (April 19, 1960), Holding Co. Act Release No. 15074 (May 15, 1964), Holding Co. Act Release No. 15480 (May 19, 1966), Holding Co. Act Release No. 15962 (February 8, 1968), Holding Co. Act Release No. 16894 (November 9, 1970), Holding Co. Act Release No. 17133 (May 19, 1971), and Holding Co. Act Release No. 17568 (May 8, 1972).

         (6) General Public Utilities Corporation, Holding Co. Act Release No. 19778 (Dec. 1, 1976) and Holding Co. Act Release No. 20965 (March 21, 1979).

companies, continued for many years. The Commission authorized amendments, extensions, renewals and replacements of such secured bank facilities through 1983.(7)

         More recently, in Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy on May 16, 1991, prior to its acquisition by Northeast Utilities on June 5, 1992. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. PSNH represented in that matter that it had explored various options to replace the facility, but that the terms of such revolving credit agreement were as favorable to PSNH as any terms PSNH could expect to receive in a new revolving credit facility. It should be noted that this occurred at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3%. In this matter, the Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

         AE Supply proposes to issue secured debt, as described herein, to meet the urgent and necessary cash requirements of AE Supply as a registered holding company and a public utility company and to pay dividends to Allegheny to the extent permitted under the Act or pursuant to Commission order. As described above, Applicants anticipate that up to approximately $1.235 billion of the secured debt will be used to refinance existing indebtedness and the additional proceeds of the secured debt will be used for general corporate purposes, as and to the extent permitted under the Act.

         The Applicants assert that the proposed financings are an appropriate financing source for the Applicants to finance their capital expenditures and operating expenses. Applicants have explored various options available to provide the funding required by the Applicants and their subsidiaries and have been advised by their financial advisor and by prospective lenders that, given current market conditions and the Applicants' financial condition, the Applicants will be required to provide collateral to secure the debt in order to obtain such funds. The proposed financings are the most economical and efficient manner to finance the immediate liquidity needs of the Applicants.

         Furthermore, as reflected in the financial information provided in this record, the proposed financings do not impose an unreasonable financial burden on the Applicants. The proposed financing is a reasonable course of action for the operation of the Applicants' businesses.

         Applicants respectfully submit that preservation of Applicants' access to the capital markets and liquidity necessary to satisfy their obligations on reasonable terms and conditions is both in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

-------------------

         (7) General Public Utilities Corp., et al., Holding Co. Act Release No. 21276 (Oct. 30, 1979), Holding Co. Act Release No. 21410 (Jan. 28, 1980),
Holding Co. Act Release No. 22211 (Sept. 30, 1981), Holding Co. Act Release No. 22790 (Dec. 21, 1982), Holding Co. Act Release No. 23072 (Sept. 26, 1983) and
Holding Co. Act Release No. 23079 (Sept. 30, 1983).

         B.       Rule 54 Analysis.

         Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

         Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs at June 30, 2002 was approximately $429.5 million, or approximately 38.3 % of Allegheny's consolidated retained earnings as defined in Rule 53(a)(1)(ii) of $1,119 million for the four quarters ended June 30, 2002.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Post-Effective Amendment No. 7 to Application-Declaration.

ITEM 5.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibits
--------

F-1      Opinion of Counsel (Previously filed.)

Q        Description of AES Collateral (Previously filed.)
         (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

R Memorandum regarding Prospects and Alternatives of Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC. (Previously filed.) (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

S Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (Previously filed.)
         (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

Financial Statements
--------------------

     Exhibit No.  Description of Document
     -----------  -----------------------

         1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

         1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

         1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

         1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

     Exhibit No.  Description of Document
     -----------  -----------------------

         2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

         2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

         2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

         2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Post-Effective Amendment No. 7 to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    October 16, 2002

                                    Allegheny Energy, Inc.
                                    Allegheny Energy Supply Company, LLC


                                    By:       /s/ Thomas K. Henderson
                                             ---------------------------------
                                    Title:   Vice President